# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Matinas BioPharma Holdings, Inc., CIK 0001582554
CUSIP: 576810303
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1545 ROUTE 206 SOUTH, SUITE 302, BEDMINSTER, New Jersey (NJ), 07921
Date of event which requires filing of this statement: 04/08/2025
Filed by CIK 0002056830
Persons authorized to receive notices and communications: Mark Crone, Esq, 420 Lexington Avenue, Suite 2446, New York, New York (NY), 10170, 646-861-7891

## Reporting persons
- Sanitam Partners LLC (CIK 0002056830): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,894,212; sole dispositive power 0; shared dispositive power 16,894,212; aggregate amount beneficially owned 16,894,212 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: The number of shares reported in Rows 8, 10 and 11 consists of 5,631,404 shares of Common Stock issuable upon conversion of shares of the Preferred Stock (as defined in Item 3) and 11,262,808 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 3) and is subject to reduction based on a Voting Conversion Price for the Preferred Stock (as more fully described in Item 4) and the Beneficial Ownership Cap (as defined in Item 4 below) that applies to the issuance of Common Stock upon exercise of the Warrants. As more fully described in Item 5, the securities reported in Rows 10 and 11 show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to the Beneficial Ownership Cap, which applies to the beneficial ownership of the Reporting Persons in the aggregate. The percentage set forth in Row 13 gives effect to the Beneficial Ownership Cap; therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons after giving effect to the Beneficial Ownership Cap is less than the number of securities reported in Rows 8, 10 and 11. The share amounts in Rows 8, 10 and 11 and the beneficial ownership percentage in Row 13 exclude 210,687 shares of Common Stock beneficially owned by Mr. Stern, for which beneficial ownership is expressly disclaimed.
- STERN ADAM K (CIK 0001403497): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 210,687; shared voting power 16,894,212; sole dispositive power 210,687; shared dispositive power 16,894,212; aggregate amount beneficially owned 17,104,899 (9.99% of the class)
  Comment: The number of shares reported in Rows 7 and 9 includes 28,260 shares of Common Stock owned by Mr. Stern, 118,577 shares of Common Stock owned by A.K.S. Family Partners LP ("AKSLP"), 26,500 shares of Common Stock owned by AKS Family Foundation ("AKS"), 21,350 shares of Common Stock owned by Stern Aegis Ventures, LLC Defined Benefit Plan for the Benefit of Adam K Stern, 6,000 shares of Common Stock owned by Pavillion Capital Partners LLC, 6,000 shares of Common Stock owned by Piper Venture Partners LLC, 1,000 shares of Common Stock owned by IRA Adam K Stern - Rollover IRA, and 3,000 shares of Common Stock owned by Stern Aegis Ventures LLC 401k Plan for the Benefit of Adam K Stern. Mr. Stern has voting and investment control of the securities held by AKSLP and AKS. Mr. Stern disclaims beneficial ownership of the securities held by AKSLP and AKS except as relates to his pecuniary interest in such securities. The number of shares reported in Rows 8, 10 and 11 consists of 5,631,404 shares of Common Stock issuable upon conversion of shares of the Preferred Stock and 11,262,808 shares of Common Stock issuable upon the exercise of the Warrants and is subject to reduction based on a Voting Conversion Price for the Preferred Stock (as more fully described in Item 4) and the Beneficial Ownership Cap that applies to the issuance of Common Stock upon exercise of the Warrants. As more fully described in Item 5, the securities reported in Rows 10 and 11 show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to the Beneficial Ownership Cap which applies to the beneficial ownership of the Reporting Persons in the aggregate. The percentage set forth in Row 13 gives effect to the Beneficial Ownership Cap. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Cap is less than the number of securities reported in Rows 8, 10 and 11. The share amounts in Row 11 and the beneficial ownership percentage in Row 13 include the beneficial ownership of the Common Stock directly or indirectly owned by Mr. Stern.
- HEZBAY Holdings LLC (CIK 0002058272): type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,894,212; sole dispositive power 0; shared dispositive power 16,894,212; aggregate amount beneficially owned 16,894,212 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: The number of shares reported in Rows 8, 10 and 11 consists of 5,631,404 shares of Common Stock issuable upon conversion of shares of the Preferred Stock and 11,262,808 shares of Common Stock issuable upon the exercise of the Warrants and is subject to reduction based on a Voting Conversion Price for the Preferred Stock (as more fully described in Item 4) and the Beneficial Ownership Cap that applies to the issuance of Common Stock upon exercise of the Warrants. As more fully described in Item 5, the securities reported in Rows 10 and 11 show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to the Beneficial Ownership Cap, which applies to the beneficial ownership of the Reporting Persons in the aggregate. The percentage set forth in Row 13 gives effect to the Beneficial Ownership Cap; therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons after giving effect to the Beneficial Ownership Cap is less than the number of securities reported in Rows 8, 10 and 11. The share amounts in Rows 8, 10 and 11 and the beneficial ownership percentage in Row 13 exclude 210,687 shares of Common Stock beneficially owned by Mr. Stern, for which beneficial ownership is expressly disclaimed.
- Ari Kluger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,894,212; sole dispositive power 0; shared dispositive power 16,894,212; aggregate amount beneficially owned 16,894,212 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: The number of shares reported in Rows 8, 10 and 11 consists of 5,631,404 shares of Common Stock issuable upon conversion of shares of the Preferred Stock and 11,262,808 shares of Common Stock issuable upon the exercise of the Warrants and is subject to reduction based on a Voting Conversion Price for the Preferred Stock (as more fully described in Item 4) and the Beneficial Ownership Cap that applies to the issuance of Common Stock upon exercise of the Warrants. As more fully described in Item 5, the securities reported in Rows 10 and 11 show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to the Beneficial Ownership Cap, which applies to the beneficial ownership of the Reporting Persons in the aggregate. The percentage set forth in Row 13 gives effect to the Beneficial Ownership Cap; therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons after giving effect to the Beneficial Ownership Cap is less than the number of securities reported in Rows 8, 10 and 11. The share amounts in Rows 8, 10 and 11 and the beneficial ownership percentage in Row 13 exclude 210,687 shares of Common Stock beneficially owned by Mr. Stern, for which beneficial ownership is expressly disclaimed.
- Platinum Point Capital, LLC (CIK 0001845706): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,894,212; sole dispositive power 0; shared dispositive power 16,894,212; aggregate amount beneficially owned 16,894,212 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: The number of shares reported in Rows 8, 10 and 11 consists of 5,631,404 shares of Common Stock issuable upon conversion of shares of the Preferred Stock and 11,262,808 shares of Common Stock issuable upon the exercise of the Warrants and is subject to reduction based on a Voting Conversion Price for the Preferred Stock (as more fully described in Item 4) and the Beneficial Ownership Cap that applies to the issuance of Common Stock upon exercise of the Warrants. As more fully described in Item 5, the securities reported in Rows 10 and 11 show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to the Beneficial Ownership Cap, which applies to the beneficial ownership of the Reporting Persons in the aggregate. The percentage set forth in Row 13 gives effect to the Beneficial Ownership Cap; therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons after giving effect to the Beneficial Ownership Cap is less than the number of securities reported in Rows 8, 10 and 11. The share amounts in Rows 8, 10 and 11 and the beneficial ownership percentage in Row 13 exclude 210,687 shares of Common Stock beneficially owned by Mr. Stern, for which beneficial ownership is expressly disclaimed.
- Brian Freifeld: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,894,212; sole dispositive power 0; shared dispositive power 16,894,212; aggregate amount beneficially owned 16,894,212 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: The number of shares reported in Rows 8, 10 and 11 consists of 5,631,404 shares of Common Stock issuable upon conversion of shares of the Preferred Stock and 11,262,808 shares of Common Stock issuable upon the exercise of the Warrants and is subject to reduction based on a Voting Conversion Price for the Preferred Stock (as more fully described in Item 4) and the Beneficial Ownership Cap that applies to the issuance of Common Stock upon exercise of the Warrants. As more fully described in Item 5, the securities reported in Rows 10 and 11 show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to the Beneficial Ownership Cap, which applies to the beneficial ownership of the Reporting Persons in the aggregate. The percentage set forth in Row 13 gives effect to the Beneficial Ownership Cap; therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons after giving effect to the Beneficial Ownership Cap is less than the number of securities reported in Rows 8, 10 and 11. The share amounts in Rows 8, 10 and 11 and the beneficial ownership percentage in Row 13 exclude 210,687 shares of Common Stock beneficially owned by Mr. Stern, for which beneficial ownership is expressly disclaimed.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Matinas BioPharma Holdings, Inc.
Address of issuer's principal executive offices: 1545 ROUTE 206 SOUTH, SUITE 302, BEDMINSTER, New Jersey (NJ), 07921
Comment: This Amendment No. 1 to the Schedule 13D (this "Amendment No. 1"), relates to the shares of Common Stock of the Issuer and hereby amends the Schedule 13D filed with the Securities Exchange Commission on February 21, 2025 (the "Initial Schedule" and, together with this Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A.
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

Pursuant to the terms of the Purchase Agreement, at the Second Closing, which was held on April 8, 2025:

Sanitam purchased an aggregate of 703 shares of the Preferred Stock, which are convertible into up to 1,199,659 shares of Common Stock, and Warrants, which are exercisable for up to 2,399,318 shares of Common Stock, for a total consideration of $703,000;

Platinum Point purchased an aggregate of 205 shares of the Preferred Stock, which are convertible into up to 349,830 shares of Common Stock and Warrants which are exercisable for up to 699,660 shares of Common Stock for a total consideration of $205,000; and

Hezbay purchased an aggregate of 250 shares of the Preferred Stock, which are convertible into up to 426,622 shares of Common Stock and Warrants which are exercisable for up to 853,244 shares of Common Stock for a total consideration of $250,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On April 4, 2025, the Issuer obtained Shareholder Approval for the issuance of the Preferred Stock and Warrants, as per the rules and regulations of the NYSE American. Pursuant to the Purchase Agreement, on April 8, 2025, the Issuer issued and sold, in the Second Closing, 1,650 shares of the Preferred Stock, initially convertible into up to 2,815,702 shares of Common Stock, and accompanying Warrants, initially exercisable for up to 5,631,404 shares of Common Stock, for gross proceeds to the Issuer of $1.65 million.
Pursuant to the terms of the Purchase Agreement, from and after the date of Shareholder Approval, each share of Preferred Stock is convertible, at the option of the Reporting Person, at the Conversion Price and the Preferred Stock shall vote with holders of outstanding shares of Common Stock, voting together as a single class, with each share of Preferred Stock entitled to vote on an as-converted basis based the Voting Conversion Price. Accordingly, the 1406 shares of the Preferred Stock beneficially owned by Sanitam entitles Sanitam to vote 2,200,313 shares of Common Stock on an as-converted basis; the 410 shares of the Preferred Stock beneficially owned by Platinum Point entitles Platinum Point to vote 641,628 shares of Common Stock on an as-converted basis;, and the 500 shares of the Preferred Stock beneficially owned by Hezbay entitles Hezbay to vote 782,473 shares of Common Stock on an as-converted basis.
On April 8, 2025, the Warrants became exercisable at an exercise price equal to 110% of the Conversion Price, or $0.6446 per share, and will expire on the five-year anniversary on April 8, 2030.
From and after April 4, 2025, the 19.99% Limit has been lifted; however, the Reporting Persons ability to convert the Preferred Stock and exercise the Warrants is subject to a blocker provision that prohibits the Reporting Persons, together with their affiliates and any persons acting as a group with the Reporting Persons, from holding more than 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of the Preferred Stock and/or exercise of the Warrants (the "Beneficial Ownership Cap").

Further, each holder of the Preferred Stock and the Warrants are subject to individual blockers that prevent such holders from beneficially owning more than the limits set forth opposite their name below at any time:

Reporting Person Beneficial ownership limits on the Preferred Stock Beneficial ownership limits on the Warrants
Sanitam 9.99% 4.99%
Platinum Point 9.99% 9.99%
Hezbay 4.99% 4.99%

These beneficial ownership limits may from time to time be decreased or, upon 61 days' notice, increased to a percentage not in excess of 9.99%

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented to add the following:

As a result of the Second Closing, the Reporting Persons together with Pembroke and Mr. Eide may be deemed to beneficially own, in the aggregate, after giving effect to the full conversion of the Preferred Stock and the full exercise of the Warrants, 16,894,212 shares of Common Stock , representing approximately 76.9% of the outstanding Common Stock after giving effect to the conversion of the Preferred Stock and exercise of the Warrants, and not including the Common Stock currently beneficially owned by Mr. Stern or Mr. Eide; however, the conversion of the Preferred Stock and exercise of the Warrants are subject to the Beneficial Ownership Cap.

The Reporting Persons maximum voting power is determined by (i) the Preferred Stock on an as converted to Common Stock basis as calculated using the Voting Conversion Price, and (ii) in the event the Reporting Persons hold Common Stock, either issued upon the exercise of the Warrants or otherwise, and subject to the Beneficial Ownership Cap, such number of shares of Common Stock. Based on the Voting Conversion Price, the voting power of the Preferred Stock held by the Reporting Persons, together with Pembroke and Mr. Eide, is equal to 5,164,319 shares of Common Stock or 50.3% of the outstanding Common Stock on an as-converted basis.

Pembroke and Mr. Eide have informed the Reporting Persons that, as a result of the Second Closing, they collectively beneficially own 984 shares of the Preferred Stock and 3,358,364 Warrants, which are subject to the Voting Conversion Price and Beneficial Ownership Cap. Mr. Eide has also informed the Reporting Persons that he beneficially owns 1500 shares of Common Stock, for which the Reporting Persons disclaim beneficial ownership. Pembroke and Mr. Eide have informed the Reporting Persons that, excluding the shares of Common Stock owned by Mr. Eide, the Preferred Stock and Warrants equal 1,679,182 shares of Common Stock issuable upon the full conversion of the Preferred Stock and 3,358,364 shares of Common Stock issuable upon full exercise of the Warrants. Thus, Pembroke and Mr. Eide beneficially own 5,037,546 shares of Common Stock constituting approximately 49.8% of the outstanding shares of Common Stock after giving effect to the conversion of the Preferred Stock and exercise of the Warrants; however, the conversion of the Preferred Stock and exercise of the Warrants beneficially owned by Pembroke and Mr. Eide are subject to the Beneficial Ownership Cap.

After the Second Closing, the Reporting Persons beneficially own an aggregate of 2,316 shares of Preferred Stock equaling 3,952,222 shares of Common Stock issuable upon the conversion of the Preferred Stock and Warrants equaling 7,904,444 shares of Common Stock issuable upon exercise of the Warrants. The individual breakdown of the Preferred Stock and Warrants owned by the Reporting Persons is described below:

Sanitam owns 1406 shares of Preferred Stock, which equals 2,399,318 shares of Common Stock issuable upon the conversion of the Preferred Stock, and Warrants equal to 4,798,636 shares of Common Stock.

Platinum Point owns 410 shares of Preferred Stock, which equals 699,660 shares of Common Stock issuable upon the conversion of the Preferred Stock, and Warrants equal to 1,399,320 shares of Common Stock.

Hezbay owns 500 shares of Preferred Stock, which equals 853,244 shares of Common Stock issuable upon the conversion of the Preferred Stock, and Warrants equal to 1,706,488 shares of Common Stock.

The Reporting Persons' beneficial ownership is limited by the Beneficial Ownership Cap. Further, they are subject to individual beneficial ownership limits on the Preferred Stock and Warrants as described in Item 4 above.

The Reporting Persons voting power, based solely on their 2,316 shares of Preferred Stock and as determined using the Voting Conversion Price, is equal to 3,624,413 shares of Common Stock or 41.6% of the outstanding Common Stock on an as converted basis. The individual breakdown of such voting power based solely on the Reporting Persons respective shares of Preferred Stock is described below:

Based on the Voting Conversion Price, Sanitam can vote the equivalent of 2,200,313 shares of Common Stock, or 30.2% of the outstanding Common Stock on an as converted basis; Platinum Point can vote the equivalent of 641,628 shares of Common Stock, or 11.2% of the outstanding Common Stock on an as converted basis; Hezbay can vote the equivalent of 782,473 share of Common Stock, or 13.3% of the outstanding Common Stock on an as converted basis.

As the sole manager of Sanitam, Mr. Stern may be deemed to beneficially own securities of the Issuer beneficially owned by Sanitam. Thus, he may be deemed to beneficially own 7,197,954 shares of Common Stock constituting approximately 58.6% of the outstanding shares of Common Stock after giving effect to the conversion and exercise of Sanitam's Preferred Stock and Warrants, subject to the Beneficial Ownership Cap, and share voting power with Sanitam.
As the sole member of Hezbay, Mr. Kruger may be deemed to beneficially own securities of the Issuer beneficially owned by Hezbay. Thus, he may be deemed to beneficially own 2,559,732shares of Common Stock constituting approximately 33.5% of the outstanding shares of Common Stock after giving effect to the conversion and exercise of Hezbay's Preferred Stock and Warrants, subject to the Beneficial Ownership Cap, and share voting power with Hezbay.
As the manager of Platinum Point, Mr. Freifeld may be deemed to beneficially own securities of the Issuer beneficially owned by Platinum Point. Thus, he may be deemed to beneficially own 2,098,980 shares of Common Stock constituting approximately 29.2% of the outstanding shares of Common Stock after giving effect to the conversion and exercise of Platinum Point's Preferred Stock and Warrants, subject to the Beneficial Ownership Cap, and share voting power with Platinum Point.
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented to add the following:
Except for the Preferred Stock and accompanying Warrants issued during the initial closing, there have been no other transactions in the shares of common stock of the Issuer effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.4 Joint Filing Agreement dated as of February 20, 2025 (incorporated herein by reference to Exhibit 99.4 of the Schedule 13D filed with the SEC on February 21, 2025).

## Signatures
- Sanitam Partners LLC: /s/ Adam K Stern, Manager (04/10/2025)
- STERN ADAM K: /s/ Adam K Stern, Adam K Stern (04/10/2025)
- HEZBAY Holdings LLC: /s/ Ari Kluger, Sole Member (04/10/2025)
- Ari Kluger: /s/ Ari Kluger, Ari Kluger (04/10/2025)
- Platinum Point Capital, LLC: /s/ Brian Freifeld, Manager (04/10/2025)
- Brian Freifeld: /s/ Brian Freifeld, Brian Freifeld (04/10/2025)